SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cognos Incorporated
(Name of Issuer)

Common Stock
(Title of Class of Securities)

                                                                                              ________19244C109_________
(CUSIP Number)

James E. McKee
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ January 3, 2008________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No.  19244C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,360,100 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,360,100 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,360,100 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 1.63%
14	Type of reporting person (SEE INSTRUCTIONS) IA

CUSIP No. 19244C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 2,622,700 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 2,665,700 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 2,665,700 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 3.20%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 19244C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 11,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 11,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 11,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 19244C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Securities, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 365,826 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 365,826 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 365,826 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.44%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 19244C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 10,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 10,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 10,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 19244C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 40,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 40,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 40,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.05%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 19244C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 129,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 129,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 129,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.15%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 19244C109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of Private Enitities
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 25,500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 25,500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 25,500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.04%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                 Security and Issuer
The class of equity securities to which this statement on Schedule 13D relates is the Common Stock of Cognos Incorporated (the “Issuer”), a Canadian corporation with principal offices located at 3755 Riverside Drive, P.O. Box 9707, Station T, Ottawa, Ontario, Canada K1G 4K9.

Item 2.                                 Identity and Background
This statement is being filed by Mario J. Gabelli (“Mario Gabelli”) and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities, except for LICT Corporation (“LICT”), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  formerly known as Gabelli Group Capital Partners, Inc. (“GGCP”), GAMCO Investors, Inc. formerly known as Gabelli Asset Management Inc. (“GBL”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. formerly known as GAMCO Investors, Inc. (“GAMCO”), Gabelli Advisers, Inc. (“Gabelli Advisers”), Gabelli Securities, Inc. (“GSI”), Gabelli & Company, Inc. (“Gabelli & Company”), MJG Associates, Inc. (“MJG Associates”), Gabelli Foundation, Inc. (“Foundation”), Mario Gabelli, and LICT.  Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the parent company of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies.  As a part of its business, GSI may purchase or sell securities for its own account.  It is the immediate parent of Gabelli & Company. GSI is the general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia Partners, L.P.  GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited (“GSIL”). GSIL provides investment advisory services to offshore funds and accounts.   GSIL is an investment advisor of Gabelli International Gold Fund Limited, Gabelli European Partners, Ltd., and Gabelli Global Partners, Ltd.
Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, GAMCO Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The GAMCO Global Convertible Securities Fund, Gabelli Capital Asset Fund, GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value Fund, The GAMCO Mathers Fund, The Gabelli Woodland Small Cap Value Fund, The Comstock Capital Value Fund, The Comstock Strategy Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The Gabelli Global Gold, Natural Resources, & Income Trust, The Gabelli Global Deal Fund, and The Gabelli Healthcare & Wellness Rx Trust (collectively, the “Funds”), which are registered investment companies.
Gabelli Advisers, a subsidiary of GBL, is an investment adviser which provides discretionary advisory services to The GAMCO Westwood Mighty Mitessm Fund, The GAMCO Westwood Income Fund and The GAMCO Westwood Small Cap Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited, Gabelli International II Limited, Gabelli Performance Partnership, and Gabelli Fund, LDC.
The Foundation is a private foundation.  Mario Gabelli is the President, a Trustee and the
Investment Manager of the Foundation.
 LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry.  LICT actively pursues new business ventures and acquisitions.  LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities.  Mario J. Gabelli is a director, and substantial shareholder of LICT.
Mario Gabelli is the majority stockholder and Chief Executive Officer of GGCP and Chairman and Chief Executive Officer of GBL.  GGCP is the majority shareholder of GBL. GBL, in turn, is the sole stockholder of GAMCO.  GBL is also the majority stockholder of GSI and the largest shareholder of Gabelli Advisers.  Gabelli & Company is a wholly-owned subsidiary of GSI.
The Reporting Persons do not admit that they constitute a group.
GGCP, GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business at 401 Theodore Fremd Avenue, Rye, New York 10580.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(f) - Reference is made to Schedule I hereto.

Item 3.                                 Source and Amount of Funds or Other Consideration
The Reporting Persons used an aggregate of approximately $263,583,825 to purchase the Securities reported as beneficially owned in Item 5. GAMCO and Gabelli Funds used approximately $152,792,684 and $78,058,953, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the Securities for such clients.  GSI used approximately $20,510,736 of client funds to purchase the Securities reported by it.  MJG Associates used approximately $629,585 of client funds to purchase the Securities reported by it.  Mario Gabelli used approximately $1,318,973 of funds of private entities to purchase the Securities reported by him. GBL used approximately $7,403,879 of working capital to purchase the Securities reported by it. The Foundation used approximately $574,231 of working capital to purchase the Securities reported by it. GGCP used approximately $2,294,784 of working capital to purchase the Securities reported by it.

Item 4.                                 Purpose of Transaction
Each of the Reporting Persons has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
The Reporting Persons, with the exception of  Interactive, are engaged in the business of securities analysis and investment and pursue an investment philosophy of identifying undervalued situations.  In pursuing this investment philosophy, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  The Reporting Persons do not believe they possess material inside information concerning the Issuer.  As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company’s capitalization or dividend policy.
Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer.  However, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer, and any Reporting Person that is registered as an investment company under the 1940 Act will participate in such a transaction only following receipt of an exemption from the SEC under Rule 17d-1 under the 1940 Act, if required, and in accordance with other applicable law.  In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer’s securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients.  Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities.  Although the Reporting Persons share the same basic investment philosophy and although most portfolio decisions are made by or under the supervision of Mario Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.
With respect to voting of the Securities, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and shareholder values.  Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options.  Exceptions may be made when management otherwise demonstrates superior sensitivity to the needs of shareholders.  In the event that the aggregate voting position of all joint filers shall exceed 25% of the total voting position of the issuer then the proxy voting committees of each of the Funds shall vote their Fund’s shares independently.
Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as beneficially owned by him for investment for his own account or that of one or more members of his immediate family.  Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                 Interest In Securities Of The Issuer
(a) The aggregate number of Securities to which this Schedule 13D relates is 4,607,126 shares, representing 5.53% of the approximately 83,313,838 shares outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended August 31, 2007. The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
Gabelli Funds	1,360,100	1.63%
GAMCO	2,665,700	3.20%
GSI	365,826	0.44%
MJG Associates	11,000	0.01%
Foundation	10,000	0.01%
GGCP	40,000	0.05%
GBL	129,000	0.15%
Mario Gabelli	25,500	0.04%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GSI is deemed to have beneficial ownership of the Securities owned beneficially by Gabelli & Company.  GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that  (i) GAMCO does not have the authority to vote 43,000 of its reported shares,  (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund’s shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.

(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(d) The investment advisory clients of, or partnerships managed by, GAMCO, Gabelli Funds, Gabelli Advisers and MJG Associates have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships.  Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Securities.
(e) Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The powers of disposition and voting of Gabelli Funds, Gabelli Advisers, GAMCO, GSI and MJG Associates with respect to Securities owned beneficially by them on behalf of their investment advisory clients, and of MJG Associates and GSI with respect to Securities owned beneficially by them on behalf of the partnerships which they directly or indirectly manage, are held pursuant to written agreements with such clients, partnerships and funds.

Item 7.                                 Material to be Filed as an Exhibit
The following Exhibit A is attached hereto.  The following Exhibit B is incorporated by reference to Exhibit A in the Amendment No. 2 to Schedule 13D of the Reporting Persons with respect to Lifecore Biomedical, Inc.
Exhibit A:	Joint Filing Agreement

Exhibit B:	Powers of Attorney to Peter D. Goldstein, Christopher J. Michailoff, James E. McKee and Douglas R. Jamieson from Mario J. Gabelli

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:                       January 14, 2008

GGCP, INC.
MARIO J. GABELLI
MJG ASSOCIATES, INC.
   THE GABELLI FOUNDATION, INC.

By:/s/ James E. McKee
     James E. McKee
     Attorney-in-Fact

GAMCO INVESTORS, INC.
             GABELLI FUNDS, LLC
                                                               GABELLI SECURITIES, INC.

By:/s/ James E. McKee
     James E. McKee
     Secretary or Assistant Secretary

GAMCO ASSET MANAGEMENT INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     President and Chief Operating Officer

            Schedule I
                         Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management, Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

GGCP, Inc. Directors:
Vincent J. Amabile Mario J. Gabelli
Business Consultant
Chief Executive Officer of GGCP, Inc., and GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chief Executive Officer of LICT Corporation.

Marc J. Gabelli	Chairman of LGL Corporation
Matthew R. Gabelli	Vice President – Trading Gabelli & Company, Inc. One Corporate Center Rye, New York 10580
Charles C. Baum Douglas R. Jamieson	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223 See below
Joseph R. Rindler, Jr.	Business Consultant/former Chairman of GAMCO Asset Management Inc.
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent Capurso	Vice President Taxes, Barnes & Noble, Inc.
Vincent S. Tese	Former Director GAMCO Investors, Inc. (see below)
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Michael G. Chieco	Chief Financial Officer, Secretary

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Richard L. Bready	Former Chairman and Chief Executive Officer Procter & Gamble Company 900 Adams Crossing Cincinnati, OH 45202 Chairman and Chief Executive Officer Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903
Mario J. Gabelli John D. Gabelli	See above Senior Vice President
John C. Ferrara	Business Consultant
Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc.
Karl Otto Pohl (1) Robert S. Prather Vincent S. Tese
Sal. Oppenheim jr. & Cie.
Bockenheimer Landstrasse 20
D-6000 FRANKFURT AM MAIN
Germany
President & Chief Operating Officer
Gray Television, Inc.
4370 Peachtree Road, NE
Atlanta, GA 30319
Lawyer, Investment Adviser and Cable Television Executive
c/o Bear Stearns & Company, Inc.
245 Park Avenue, 19th Floor
New York, NY 10167

Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson Henry G. Van der Eb Diane LaPointe Kieran Caterina	President and Chief Operating Officer Senior Vice President Acting Co-Chief Financial Officer Acting Co-Chief Financial Officer
James E. McKee	Vice President, General Counsel and Secretary
GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios

Douglas R. Jamieson John Piontkowski Chistopher J. Michailoff	President Chief Operating Officer & Chief Financial Officer General Counsel and Secretary
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
James E. McKee	Secretary
Gabelli Advisers, Inc. Directors:
Bruce N. Alpert Douglas R. Jamieson	See above See above
Officers:
Bruce N. Alpert	Chief Operating Officer
James E. McKee	Secretary
Gabelli Securities, Inc.
Directors:
Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	General Partner of ALCE Partners, L.P. One First Street, Suite 16 Los Altos, CA 94022
Douglas R. Jamieson	President and Chief Operating Officer

Officers:
Douglas R. Jamieson Terrence Clancy Christopher J. Michailoff Kieran Caterina	See above Chief Operating Officer Secretary Chief Financial Officer
Gabelli & Company, Inc. Directors:
James G. Webster, III	Chairman & Interim President
Irene Smolicz	Senior Trader Gabelli & Company, Inc.
Officers:
James G. Webster, III	Chairman & Interim President
Bruce N. Alpert	Vice President - Mutual Funds

James E. McKee	Secretary
LICT Corporation 401 Theodore Fremd Avenue Rye, NY 10580
Directors:
Mario J. Gabelli	See above - GGCP, Inc.
Glenn Angelillo	P.O. Box 128 New Canaan, CT 06840
Alfred W. Fiore	The Ross Companies 1270 Avenue of the Americas New York, NY 10020-1703
Salvatore Muoio	Principal S. Muoio & Co., LLC Suite 406 509 Madison Ave. New York, NY 10022
Gary L. Sugarman	Chief Executive Officer Richfield Associates 400 Andrews Street Rochester, NY 14604
Officers:
Mario J. Gabelli	Chairman
Robert E. Dolan	Interim President and Chief Executive Officer, Chief Financial Officer
Thomas J. Hearity	General Counsel
(1) Citizen of Germany

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
SHARES PURCHASED AVERAGE
DATE SOLD(-) PRICE(2)
COMMON STOCK-COGNOS INCORPORATED
GABELLI FOUNDATION
12/05/07 10,000 57.4231
MARIO GABELLI
12/21/07 6,000 57.4908
12/13/07 2,000 57.4000
12/12/07 2,000 57.4000
12/06/07 3,000 57.3917
11/26/07 10,000 57.2253
GABELLI SECURITIES, INC.
11/21/07 2,000 57.1450
12/04/07 10,000 57.4065
11/26/07 5,000 57.2218
11/26/07 10,000 57.2203
12/06/07 3,000 57.3698
12/04/07 5,000 57.3672
11/27/07 5,000 57.1952
ALCE PARTNERS
11/26/07 5,000 57.2218
GABELLI EUROPEAN PARTNERS, LTD
12/06/07 2,500 57.3650
GABELLI ASSOCIATES LTD
1/11/08 2,000 57.5990
1/10/08 2,000- 57.7223
1/09/08 1,500- 57.6841
12/26/07 800 57.4050
12/21/07 1,000 57.4250
12/13/07 1,000 57.2850
12/12/07 6,500 57.3467
12/11/07 17,500 57.4173
12/06/07 3,000 57.3570
12/05/07 14,500 57.4054
12/04/07 24,000 57.3839
12/03/07 4,000 57.2429
11/30/07 10,000 57.2420
11/29/07 12,000 57.2392
11/28/07 8,500 57.3014
11/27/07 12,500 57.1984
11/26/07 7,500 57.1447
11/23/07 2,000 57.1950
11/19/07 2,500 57.1050
11/13/07 6,000 57.1250
11/12/07 4,000 57.0850
GABELLI ASSOCIATES FUND II
1/09/08 1,500- 57.6841
1/03/08 2,800- 57.6241
12/21/07 500 57.4250
12/12/07 500 57.3467
12/11/07 2,000 57.4173
12/06/07 500 57.3570
12/05/07 1,800 57.4054
12/04/07 2,500 57.3839
12/03/07 500 57.2429
11/30/07 1,000 57.1950
11/29/07 1,500 57.2392
11/28/07 1,500 57.3014
11/27/07 1,000 57.1984
11/26/07 1,000 57.1447
11/13/07 1,000 57.1250
11/12/07 500 57.0850
GABELLI ASSOCIATES FUND
1/11/08 3,000 57.5990
1/10/08 1,300- 57.7223
1/02/08 2,500 57.5550
12/21/07 1,000 57.4250
12/20/07 100 57.4250
12/13/07 1,500 57.2850
12/12/07 7,500 57.3467
12/11/07 11,900 57.4171
12/11/07 10,000 57.4400
12/06/07 4,000 57.3570
12/05/07 18,100 57.4054
12/04/07 29,479 57.3839
12/03/07 4,984 57.2429
11/30/07 10,000 57.2420
11/30/07 3,000 57.1950
11/29/07 13,800 57.2392
11/28/07 11,500 57.3014
11/27/07 15,000 57.1984
11/26/07 9,463 57.1447
11/23/07 2,500 57.1950
11/19/07 2,500 57.1050
11/13/07 8,000 57.1250
11/12/07 5,000 57.0850
MJG ASSOCIATES, INC.
GABELLI INTERNATIONAL II LTD
11/26/07 6,000 57.2433
GABELLI FUND, LDC
11/23/07 5,000 57.2250
GAMCO INVESTORS, INC.
12/13/07 4,500 57.3050
12/11/07 6,000 57.4199
12/05/07 12,500 57.4149
12/04/07 10,000 57.3753
11/29/07 5,000 57.2500
11/27/07 15,000 57.2037
12/05/07 25,000 57.5056
12/05/07 26,000 57.4216
12/04/07 25,000 57.4056
GAMCO ASSET MANAGEMENT INC.
1/11/08 5,000 57.6401
1/11/08 2,000 57.6596
1/11/08 1,200- 57.5691
1/10/08 1,000 57.7729
1/10/08 1,500 57.7512
1/09/08 15,000 57.6005
1/09/08 7,000 57.6055
1/09/08 2,000 57.6287
1/09/08 1,000- 57.6841
1/09/08 10,538 57.6024
1/08/08 89,462 57.6039
1/08/08 2,000 57.6432
1/07/08 2,000 57.6525
1/07/08 1,000 57.6500
1/04/08 20,000 57.6221
1/04/08 15,000 57.6633
1/04/08 3,000 57.6373
1/03/08 10,000 57.6440
1/03/08 10,000 57.6375
1/03/08 20,000 57.6343
1/03/08 13,000 57.6360
1/03/08 4,000 57.6635
1/03/08 30,000 57.6332
1/02/08 35,000 57.5519
1/02/08 3,000 57.5717
1/02/08 800 57.6313
12/31/07 13,000 57.6550
12/27/07 20,000 57.5933
12/27/07 2,000 57.5900
12/27/07 1,052 57.6518
12/27/07 7,600 57.5950
12/26/07 4,850 57.6153
12/26/07 40,200 57.5915
12/26/07 13,948 57.6066
12/26/07 4,000- 57.5429
12/24/07 10,150 57.5072
12/24/07 3,000 57.5225
12/24/07 1,000 57.5100
12/24/07 2,000 57.5658
12/24/07 500 57.5099
12/24/07 2,200 57.4459
12/24/07 6,000- 57.4992
12/24/07 3,000 57.5600
12/24/07 60,000- 57.5089
12/21/07 20,000 57.4952
12/21/07 15,000 57.5431
12/21/07 2,000 57.5537
12/20/07 1,500 57.5353
12/20/07 3,000 57.5457
12/20/07 4,000 57.5565
12/20/07 60,000 57.5262
12/20/07 2,000- 57.5066
12/20/07 25,000 57.5266
12/20/07 8,000 57.5321
12/20/07 20,000 57.5600
12/19/07 25,000 57.4650
12/19/07 2,000 57.4941
12/19/07 5,000 57.4746
12/19/07 1,000 57.4700
12/19/07 2,000 57.5266
12/19/07 1,000 57.4799
12/19/07 10,000 57.4681
12/18/07 5,823 57.4212
12/18/07 4,500 57.4244
12/18/07 2,300 57.4383
12/17/07 1,000 57.3500
12/17/07 15,000 57.4493
12/17/07 5,500 57.4623
12/17/07 7,177 57.4596
12/17/07 4,000 57.4830
12/17/07 2,700 57.4746
12/17/07 1,000 57.5155
12/14/07 500 57.5226
12/14/07 4,000 57.4089
12/14/07 6,000 57.4251
12/14/07 5,000 57.4056
12/14/07 700 57.4855
12/14/07 6,000 57.4143
12/14/07 12,000 57.3980
12/13/07 1,000- 57.2941
12/12/07 4,000 57.3782
12/12/07 500 57.3467
12/12/07 5,000 57.3749
12/12/07 1,500 57.4052
12/12/07 8,000 57.4269
12/11/07 30,000 57.4750
12/11/07 1,500 57.4173
12/11/07 60,000 57.4135
12/11/07 1,200 57.4200
12/11/07 5,000 57.4254
12/11/07 30,000 57.4146
12/11/07 800 57.4147
12/11/07 1,500 57.4557
12/11/07 10,000 57.4774
12/11/07 7,000 57.4217
12/11/07 1,000 57.5424
12/11/07 20,000 57.4157
12/10/07 1,500 57.4960
12/10/07 3,000 57.5177
12/10/07 8,000 57.4852
12/10/07 1,400 57.4991
12/10/07 900 57.5249
12/10/07 20,000 57.4560
12/10/07 500 57.5827
12/10/07 600 57.5610
12/10/07 15,000 57.4570
12/10/07 5,000 57.5100
12/07/07 1,000 57.4600
12/06/07 25,000 57.3734
12/06/07 18,000 57.3536
12/06/07 2,000 57.3500
12/06/07 5,000 57.3630
12/06/07 3,000 57.4000
12/06/07 500 57.3650
12/06/07 4,000 57.3663
12/06/07 10,000 57.3800
12/06/07 6,000 57.3825
12/05/07 3,500 57.4131
12/05/07 30,000 57.3967
12/05/07 15,000 57.3988
12/05/07 1,000 57.4150
12/05/07 7,500 57.4032
12/05/07 25,000 57.4559
12/05/07 1,000 57.4595
12/05/07 8,000 57.4026
12/05/07 15,000 57.4075
12/05/07 20,000 57.4010
12/05/07 51,200 57.5003
12/05/07 600 57.4054
12/04/07 9,000 57.3864
12/04/07 2,400 57.4460
12/04/07 18,000 57.4080
12/04/07 2,400 57.4730
12/04/07 2,000 57.4100
12/04/07 4,000 57.3972
12/04/07 700 57.3650
12/04/07 6,500 57.4947
12/04/07 1,000 57.4600
12/04/07 2,000 57.5250
12/04/07 2,000 57.3839
12/04/07 1,200 57.4189
12/04/07 1,000 57.4200
12/04/07 5,000 57.3777
12/04/07 4,000 57.3810
12/04/07 6,000 57.4297
12/04/07 10,000 57.3712
12/04/07 30,000 57.3669
12/04/07 20,000 57.3200
12/03/07 10,000 57.2752
12/03/07 2,700 57.2928
12/03/07 2,400 57.3000
12/03/07 1,200 57.3000
12/03/07 300 57.4854
12/03/07 4,000 57.3012
12/03/07 2,000 57.3337
12/03/07 15,000 57.2730
12/03/07 1,500 57.3120
12/03/07 18,800 57.2450
11/30/07 100,000 57.2852
11/30/07 4,000 57.2797
11/30/07 7,000 57.2565
11/30/07 1,000 57.1950
11/30/07 3,000 57.2699
11/30/07 3,900 57.3000
11/30/07 3,000 57.2689
11/30/07 7,000 57.2773
11/30/07 10,000 57.2602
11/29/07 20,000 57.2750
11/29/07 1,000 57.2250
11/29/07 800 57.3513
11/29/07 4,200 57.2855
11/29/07 500 57.2392
11/28/07 4,000 57.3163
11/28/07 3,000 57.3500
11/28/07 1,500 57.3433
11/28/07 500 57.3014
11/27/07 10,000 57.2165
11/27/07 500 57.1984
11/26/07 8,000 57.2217
11/26/07 2,000 57.2875
11/26/07 3,000 57.2818
11/26/07 500 57.1447
11/26/07 10,000 57.2119
11/26/07 3,000 57.2271
11/26/07 1,000 57.2704
11/26/07 2,000 57.2379
11/23/07 10,000 57.2265
11/23/07 1,000 57.2850
11/23/07 3,000 57.2417
11/23/07 35,000 57.2158
11/23/07 3,000 57.2600
11/23/07 40,000 57.2184
11/23/07 500 57.1950
11/21/07 10,000 57.2094
11/21/07 7,000 57.2122
11/21/07 8,000 57.2354
11/21/07 40,000 57.2062
11/21/07 9,000 57.2050
11/21/07 2,000 57.2679
11/21/07 15,000 57.2246
11/20/07 20,000 57.2431
11/20/07 10,000 57.2323
11/20/07 20,000 57.3314
11/20/07 5,000 57.2150
11/20/07 2,000 57.2626
11/20/07 500 57.2900
11/20/07 500 57.2900
11/20/07 1,000 57.2951
11/20/07 10,000 57.2366
11/19/07 2,500 57.2079
11/19/07 21,500 57.2451
11/19/07 120,000 57.2363
11/19/07 3,000 57.2036
11/19/07 4,500 57.1963
11/19/07 7,000 57.2469
11/19/07 30,000 57.1841
11/19/07 1,500 57.2252
11/19/07 18,000 57.1927
11/19/07 2,000 57.2144
11/19/07 10,000 57.1949
11/19/07 19,000 57.2389
11/16/07 8,300 57.2600
11/16/07 3,800 57.2900
11/16/07 33,500 57.2650
11/16/07 1,500 57.2453
11/16/07 6,000 57.3004
11/16/07 2,000 57.3100
11/16/07 21,000 57.2899
11/16/07 1,000 57.2900
11/16/07 5,000 57.2484
11/16/07 12,000 57.2517
11/16/07 2,500 57.3200
11/16/07 4,500 57.2787
11/16/07 1,500 57.3300
11/16/07 24,000 57.2717
11/16/07 1,500 57.3654
11/16/07 3,000 57.2300
11/16/07 2,000 57.2679
11/16/07 10,000 57.2419
11/16/07 3,000 57.2571
11/16/07 7,000 57.2400
11/16/07 20,000 57.2387
11/16/07 500 57.2599
11/15/07 1,700 57.2563
11/15/07 700 57.3110
11/15/07 3,000 57.2614
11/15/07 15,000 57.2398
11/15/07 7,000 57.2367
11/15/07 4,000 57.2344
11/15/07 7,000 57.2274
11/15/07 20,000 57.2311
11/15/07 14,000 57.2831
11/15/07 2,400 57.2994
11/15/07 30,000 57.2506
11/14/07 12,000 57.2591
11/14/07 24,000 57.3133
11/14/07 20,000 57.2516
11/14/07 10,000 57.2548
11/14/07 7,000 57.2576
11/14/07 3,000 57.3040
11/14/07 35,000 57.2613
11/14/07 700 57.3412
11/14/07 8,000 57.2646
11/14/07 3,600 57.2664
11/14/07 3,500 57.2669
11/14/07 3,300 57.2680
11/14/07 27,000 57.2700
11/14/07 7,500 57.2743
11/14/07 26,000 57.2808
11/14/07 10,500 57.2916
11/14/07 1,400 57.2947
11/14/07 4,800 57.3296
11/13/07 105,000 57.1529
11/13/07 35,000 57.1529
11/12/07 10,000 57.2644
11/12/07 500 57.0850
11/12/07 4,000 57.2644
GGCP, INC.
12/05/07 20,000 57.5058
12/03/07 10,000 57.2465
11/26/07 10,000 57.2203
GABELLI FUNDS, LLC.
GABELLI UTILITY TRUST
12/05/07 25,000 57.5003
11/26/07 15,000 57.2873
GABELLI GLOBAL HEALTHCARE & WELLNESS RX TRUST
1/07/08 15,000 57.6050
12/20/07 10,000 57.5250
GABELLI GLOBAL MULTIMEDIA TRUST
12/11/07 20,000 57.4750
GABELLI EQUITY TRUST
11/27/07 100,000 57.2258
GABELLI EQUITY INCOME FUND
1/07/08 50,000 57.5750
11/29/07 100,000 57.2590
GABELLI DIVIDEND & INCOME TRUST
1/04/08 124,100 57.6035
1/03/08 25,900 57.6050
12/05/07 29,800 57.5003
12/03/07 20,200 57.2450
11/27/07 40,000 57.2054
11/26/07 20,000 57.2880
11/21/07 40,000 57.2487
THE GABELLI GLOBAL DEAL FUND
1/09/08 50,000 57.6048
11/29/07 33,700 57.2590
11/28/07 16,300 57.2650
11/26/07 50,000 57.1830
11/19/07 19,800 57.2451
11/16/07 30,200 57.2650
11/13/07 48,000 57.2117
11/12/07 2,000 57.0150
GABELLI CONVERTIBLE FUND
12/20/07 15,000 57.5282
12/05/07 15,000 57.5003
11/21/07 10,000 57.2320
GABELLI ASSET FUND
12/20/07 100,000 57.5250
12/19/07 20,000 57.4750
12/07/07 95,100 57.4549
GABELLI CAPITAL ASSET FUND
12/14/07 5,000 57.3850
11/21/07 15,000 57.1913
GABELLI ABC FUND
12/04/07 145,000 57.4480
11/23/07 15,000 57.2158
11/21/07 5,000 57.2487
11/19/07 11,000 57.2451
11/16/07 18,000 57.2650
11/13/07 5,000 57.1650
11/12/07 1,000 57.0150

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
ON THE NASDAQ STOCK MARKET.

(2) PRICE EXCLUDES COMMISSION.

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Cognos Incorporated, and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this January 14, 2008.

MARIO J. GABELLI GGCP, INC. MJG ASSOCIATES, INC. GABELLI FOUNDATION, INC. LICT CORPORATION By:/s/ James E. McKee James E. McKee Attorney-in-Fact
GAMCO INVESTORS, INC. GABELLI FUNDS, LLC GABELLI SECURITIES, INC. GABELLI & COMPANY, INC. By: /s/ James E. McKee__________________________ James E. McKee Secretary or Assistant Secretary
GAMCO ASSET MANAGEMENT INC. By:/s/ Douglas R. Jamieson Douglas R. Jamieson President